Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW | Washington, DC 20037-1122 | tel 202.663.8000 | fax 202.663.8007

Qixiang Sun, Esq.
tel 202.663.8349
qixiang.sun@pillsburylaw.com

August 18, 2011

VIA EDGAR

Ms. Kate Beukenkamp
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	China Forestry Industry Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2011
File No. 000-52843

Dear Ms. Beukenkamp:

Reference is made to the letter, dated June 23, 2011, setting forth the comments (the “Comment Letter”) of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced annual report on Form 10-K for the fiscal year ended December 31, 2010 and the quarterly report on Form 10-Q for the period ended March 31, 2011 of China Forestry Industry Group, Inc. (the “Company”). The letter requests the Company to respond within ten business days from the date of such letter.

The Company has requested for extensions to file its responses to the Comment Letter by August 18, 2011. However, due to the fact that it has not completed the process of preparing and integrating the information requested by the Staff, the Company is unable to respond within the prescribed time period. As a result, I am hereby requesting, on behalf of the Company, an extension for filing its responses to the Comment Letter. The Company will use diligent efforts to provide its responses to the Staff by the close of business on September 1, 2011.

Should you have any questions regarding this letter, please do not hesitate to contact me at (202) 663-8349.

Sincerely,

/s/ Qixiang Sun
Qixiang Sun